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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 3, 2002

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated December 3, 2002

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	3 December 2002 011	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
BUHRMANN ANNOUNCES RESTRUCTURING PLAN AND AMENDS CREDIT AGREEMENT.		Website www.buhrmann.com
  •
  Further reorganisation initiatives will result in cost reductions of around EUR 30 million in 2003 and annualised savings of about EUR 60 million going forward.

  •
  An extraordinary charge of EUR 85 million in total after tax will be taken in the fourth quarter of 2002 which includes a reorganisation, as well as write-offs on IT investments and distribution facilities.

  •
  Bank credit terms have been amended, providing for more financial flexibility.

Restructuring

        As announced on 7 October 2002, Buhrmann has identified further streamlining opportunities. We will be implementing reorganisation measures that will lead to a cost reduction of around EUR 30 million in 2003 and annual cost savings of about EUR 60 million as of 2004. The restructuring amounts to EUR 115 million before tax, of which EUR 65 million is in the form of a reorganisation cash outlay and EUR 50 million is in the form of non-cash write-offs. This results in an extraordinary charge of EUR 85 million in total after tax in the fourth quarter of 2002.

        Following the successful introduction of a new generation e-Commerce system and the introduction of a new integrated single operating system in the USA, some other e-Business applications that have been developed will not be used. This now leads to the early write-off of redundant IT assets. At the same time the completion of the new centralised IT systems supports our efforts to implement consistent organisational best practices throughout North America including the elimination of certain duplicate activities. This reorganisation provides an opportunity to further improve the service to our customers. In Europe we will improve capacity utilisation of warehouses by consolidating a number of distribution facilities.

        Further rationalisations allow for a reduction in back-office and support functions without affecting the organisation's distribution capabilities, while the expansion of the sales force will continue. The reorganisation will lead to a reduction in headcount of 1,100 in total. As the information and consultation procedures with employees and their representatives in various countries will begin in the coming weeks, no further details can be given at this time.

Financing (Credit Agreement)

        Buhrmann has negotiated a revision of the terms of its Senior Credit Facility to ensure more financial flexibility. Amongst other things, the agreed consolidated leverage ratios and consolidated net cash interest coverage ratios have been adjusted in view of the experienced lower level of operating profit on a twelve months rolling basis (also see the attached briefing note).

        The interest margin as laid down in the pricing grid has been increased by 0.5%. In combination with fees paid upfront which will be amortised over the remaining duration of the facility, it is expected that this leads to an increase in annual financing costs in the order of EUR 6 million to EUR 7 million (assuming no change in the debt level).

        As a part of the agreement any optional dividend over 2002 will be paid out entirely in shares. The 2002 dividend proposal will be announced on 13 February 2003 with the publication of the full year results.

        As stated in the company's third quarter earnings report, implemented restructurings and cost reduction efforts as well as continued stringent working capital management in all divisions will contribute to a positive available cash flow in the fourth quarter of this year. Consequently, total interest-bearing debt at the end of the fourth quarter will further decrease compared to the level at the end of the third quarter of this year.

Note to editors

        There will be an Analyst Conference Call starting at 10:00 a.m. CET. The dial-in number is: +31 (0)45 631 6908. It will also be possible to listen to this conference call and download the presentation via our web site: http://www.buhrmann.com. There will be an action replay for 48 hours at: +31 (0)45 631 6999 (access code 124438#).

        For more information, please contact:

Buhrmann Corporate Communications

Ewold de Bruijne, +31 (0)20 651 10 34, ewold.de.bruijne@buhrmann.com

        Analysts can contact:

Buhrmann Investor Relations

Carl Hoyer, +31 (0)20 651 10 42, carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with over 25,000 employees in 30 countries.

Disclaimer

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on May 17, 2002 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Briefing Note

Buhrmann NV

Senior Credit Facility Revised Financial Covenant Schedule

        Below you find the most relevant revised financial ratios specified:

Interest Coverage Ratio
Leverage Ratio
Period
	Old	New	Old	New
4Q2002	4.50 x	4.50 x	2.50 x	2.45 x
1Q2003	4.25 x	4.50 x	2.75 x	2.25 x
2Q2003	4.25 x	4.75 x	2.75 x	2.15 x
3Q2003	4.00 x	4.75 x	2.75 x	2.20 x
4Q2003	3.75 x	4.60 x	3.00 x	2.20 x

Notes:

1.
The leveraged ratio is defined as Interest Bearing Debt divided by (adjusted) Consolidated EBITDA and the Interest Coverage Ratio as Consolidated EBITDA divided by Consolidated Interest Expense.

2.
The definitions of terms (like EBITDA) in the Credit Facility are different from Buhrmann's external reporting definitions. Therefore the numbers used for calculating these ratios may differ (materially) from the numbers in our external reporting.

3.
The ratios are calculated on four quarters rolling consolidated figures.

4.
Ratios take into account the additional spending which is needed to achieve structural cost savings.

5.
The Ratios for the period after 4Q2003 are equal to the original agreement.

6.
Buhrmann's credit ratings, the movements in shareholders' equity, or non-cash items in the profit & loss account—such as amortisation (impairment), or depreciation charges—have no impact on the Credit Facility.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 3, 2002
BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

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